SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Sutro Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

869367 10 2

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 869367 10 2	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSON
Alta Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,944,901 (a)
	6	SHARED VOTING POWER	-0-
	7	SOLE DISPOSITIVE POWER	1,944,901 (a)
	8	SHARED DISPOSITIVE POWER	-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,944,901 (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5% (b)
12	TYPE OF REPORTING PERSON PN

(a)	Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over 1,944,901 shares of common stock (“Common Stock”) of Sutro Biopharma, Inc. (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”) and Guy Nohra (“Nohra”), managing directors of AP VIII, may be deemed to share dispositive and voting power over such stock. Additional information about AP VIII is set forth in Attachment A hereto including that Mr. Janney currently serves as a member of the Board of Directors of the Issuer.
(b)	The percentage set forth in row (11) is based on the 22,848,184 outstanding shares of Common Stock as of November 9, 2018 as reported in the Issuer’s 10-Q for the quarter ended September 30, 2018 as filed with the Securities and Exchange Commission on November 14, 2018. The information with respect to the shares of Common Stock beneficially owned by the Reporting Persons is provided as of December 31, 2018.

CUSIP No. 869367 10 2	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSON
Alta Partners Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	1,944,901 (c)
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	1,944,901 (c)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,944,901 (c)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5% (b)
12	TYPE OF REPORTING PERSON OO

(c)	APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock held by AP VIII.

CUSIP No. 869367 10 2	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSON
Farah Champsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	1,944,901 (d)
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	1,944,901 (d)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,944,901 (d)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5% (b)
12	TYPE OF REPORTING PERSON IN

(d)	Champsi is a managing director of APM VIII and may be deemed to share voting and dispositive control over the 1,944,901 shares of Common Stock held by AP VIII.

CUSIP No. 869367 10 2	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSON
Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	3,615 (e)
	6	SHARED VOTING POWER	1,944,901 (f)
	7	SOLE DISPOSITIVE POWER	3,615 (e)
	8	SHARED DISPOSITIVE POWER	1,944,901 (f)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,948,516
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5% (b)
12	TYPE OF REPORTING PERSON IN

(e)	Represents shares issuable pursuant to options that are exercisable within 60 days of December 31, 2018.
(f)	Janney is a managing director of APM VIII and may be deemed to share voting and dispositive control over the 1,944,901 shares of Common Stock held by AP VIII. Mr. Janney is also a member of the Board of Directors of the Issuer.

CUSIP No. 869367 10 2	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSON
Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	1,944,901 (g)
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	1,944,901 (g)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,944,901 (g)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5% (b)
12	TYPE OF REPORTING PERSON IN

(g)	Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the 1,944,901 shares of Common Stock held by AP VIII.

CUSIP No. 869367 10 2	13G	Page 7 of 12 Pages

Item 1.
(a)	Name of Issuer: Sutro Biopharma, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 310 Utah Avenue, Suite 150 South San Francisco, CA 94080

Item 2.
(a)	Name of Person Filing:
Alta Partners VIII, L.P. (“APVIII”)
Alta Partners Management VIII, LLC (“APMVIII”)
Guy Nohra (“GN”)
Daniel Janney (“DJ”)
Farah Champsi (“FC”)

(b)	Address of Principal Business Office:
One Embarcadero Center, Suite 3700
San Francisco, CA 94111

(c)	Citizenship/Place of Organization:

Entities:
APVIII - Delaware
APMVIII - Delaware

Individuals:
DJ - United States
GN - United States
FC - United States

(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share

(e)	CUSIP Number:
869367 10 2

CUSIP No. 869367 10 2	13G	Page 8 of 12 Pages

Item 3.	Not applicable.

Item 4.	Ownership.

The following beneficial ownership information is provided as of December 31, 2018.

Please see Attachment A

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class

APVIII	1,944,901	0	1,944,901	0	1,944,901	1,944,901	8.5%
APMVIII	0	0	1,944,901	0	1,944,901	1,944,901	8.5%
DJ	3,615	3,615	1,944,901	0	1,944,901	1,948,516	8.5%
GN	0	0	1,944,901	0	1,944,901	1,944,901	8.5%
FC	0	0	1,944,901	0	1,944,901	1,944,901	8.5%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 869367 10 2	13G	Page 9 of 12 Pages

EXHIBITS

A: Joint Filing Statement

CUSIP No. 869367 10 2	13G	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

Alta Partners VIII, L.P.
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney
Daniel Janney, Managing Director

Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney
Daniel Janney, Managing Director

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

/s/ Farah Champsi
Farah Champsi

CUSIP No. 869367 10 2	13G	Page 11 of 12 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:  February 12, 2019

Alta Partners VIII, L.P.
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney
Daniel Janney, Managing Director

Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney
Daniel Janney, Managing Director

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

/s/ Farah Champsi
Farah Champsi

CUSIP No. 869367 10 2	13G	Page 12 of 12 Pages

Attachment A

Alta Partners VIII, L.P. beneficially owns 1,944,901 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Partners Management VIII, LLC is the general partner of Alta Partners VIII, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund.

Mr. Daniel Janney is a managing director of Alta Partners Management VIII, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Janney also serves as a member of the Board of Directors of the Issuer.

Mr. Guy Nohra is a managing director of Alta Partners Management VIII, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund.

Ms. Farah Champsi is a managing director of Alta Partners Management VIII, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund.